Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RENEWAL OF
NORMAL COURSE ISSUER BID FOR PREFERRED SHARES

Brookfield, August 15, 2016 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) (“Brookfield”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares that are listed on the TSX          (the “Preferred Shares”). Purchases under the bid will be made through the facilities of the TSX. The period of the normal course issuer bid will extend from August 17, 2016 to August 16, 2017, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased. All Preferred Shares acquired by Brookfield under this bid will be cancelled.
Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. Brookfield believes that, in such circumstances, acquiring the Preferred Shares represents a desirable use of its available funds.
Under its new normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:
Series	Ticker	Issued and Outstanding Shares[1]	Public Float[1]	Average Daily Trading Volume[2]	Maximum Number of Shares Subject to Purchase[3]
					Total	Daily
Series 2	BAM.PR.B	10,465,100	10,227,590	8,974	1,022,759	2,243
Series 4	BAM.PR.C	4,000,000	3,988,000	6,885	398,800	1,721
Series 8	BAM.PR.E	1,652,394	1,651,394	873	165,139	1,000
Series 9	BAM.PR.G	6,346,606	2,853,506	1,699	285,350	1,000
Series 13	BAM.PR.K	9,647,700	8,800,200	9,160	880,020	2,290
Series 17	BAM.PR.M	8,000,000	8,000,000	7,925	800,000	1,981
Series 18	BAM.PR.N	8,000,000	7,814,339	5,646	781,433	1,411
Series 24	BAM.PR.R	9,394,250	9,394,250	13,427	939,425	3,356
Series 25	BAM.PR.S	1,533,133	1,533,133	311	153,313	1,000
Series 26	BAM.PR.T	9,903,348	9,903,348	9,897	990,334	2,474
Series 28	BAM.PR.X	9,394,373	9,394,373	11,745	939,437	2,936
Series 30	BAM.PR.Z	9,950,452	9,950,452	10,494	995,045	2,623
Series 32	BAM.PF.A	11,982,568	11,982,568	8,189	1,198,256	2,047
Series 34	BAM.PF.B	9,977,889	9,977,889	7,354	997,788	1,838
Series 36	BAM.PF.C	8,000,000	8,000,000	8,497	800,000	2,124
Series 37	BAM.PF.D	8,000,000	8,000,000	8,716	800,000	2,179
Series 38	BAM.PF.E	8,000,000	8,000,000	7,724	800,000	1,931
Series 40	BAM.PF.F	12,000,000	12,000,000	5,637	1,200,000	1,409
Series 42	BAM.PF.G	12,000,000	12,000,000	10,457	1,200,000	2,614
Series 44	BAM.PF.H	10,000,000	10,000,000	16,124	1,000,000	4,031

1.	Calculated as at July 31, 2016.

2.	Calculated for the six months prior to July 31, 2016.

3.	In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 8, Series 9 and Series 25 Preferred Shares would be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 8, Series 9 and Series 25 Preferred Shares) would be limited to 25% of the average daily trading volume on the TSX of the respective series.

1 | Brookfield Asset Management Inc. – Preferred Share NCIB News Release

Under its current normal course issuer bid that commenced on August 12, 2015 and expired on August 11, 2016, Brookfield purchased 1,000 Series 9 Preferred Shares, 72,617 Series 24 Preferred Shares, 96,652 Series 26 Preferred Shares, 5,627 Series 28 Preferred Shares, 49,548 Series 30 Preferred Shares, 17,432 Series 32 Preferred Shares and 22,111 Series 34 Preferred Shares at weighted average prices of C$15.19, C$15.22, C$15.27, C$14.19, C$18.86, C$18.63 and C$17.77 per Preferred Share, respectively. No other Preferred Shares were purchased by Brookfield under the normal course issuer bid.
Brookfield will enter into an automatic purchase plan on or about the week of September 26, 2016 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.
* * * * *
Brookfield Asset Management Inc. is a global alternative asset manager with approximately $250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements
Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The words “proposed”, “believe”, conditional verbs such as “will”, “may” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Preferred Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Preferred Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Operating Capabilities, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

2  |  Brookfield Asset Management Inc. – Preferred Share NCIB News Release